SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO.__)

                              SMARTDISK CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                     83169Q
--------------------------------------------------------------------------------
                                 (CUSIP number)

                          PHOENIX HOUSE INVESTMENTS, LP
                       PHOENIX HOUSE INVESTMENTS GP, INC.
                           101 CONVENTION CENTER DRIVE
                                    SUITE 850
                             LAS VEGAS, NEVADA 89109

                                  (941)436-2500
--------------------------------------------------------------------------------
                  (Name, address and telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 23, 1999
--------------------------------------------------------------------------------
             (Date of event which requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

                                Page 1 of 9 Pages


-----------------------------------                                                      -------------------------------------------
CUSIP NO.    83169Q                                    SCHEDULE 13D                                   PAGE 2 OF 9 PAGES
-----------------------------------                                                      -------------------------------------------

------- ----------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         PHOENIX HOUSE INVESTMENTS, LP
------- ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                    (a) [ ]
                                                                                                                            (b) [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

         OO
------- ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

------- ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
----------------------------------- ------ -----------------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER                                                              7,382,917
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
           PERSON WITH

                                    ------ --------------------------------------------- -------------------------------------------
                                      8    SHARED VOTING POWER                                                                  -0-

                                    ------ --------------------------------------------- -------------------------------------------
                                      9    SOLE DISPOSITIVE POWER                                                         7,382,917

                                    ------ --------------------------------------------- -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER                                                             -0-

------- ----------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,382,917
------- ----------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                                                          [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.2%
------- ----------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

         PN
------- ----------------------------------------------------------------------------------------------------------------------------


                                Page 2 of 9 Pages


------- ----------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         PHOENIX HOUSE INVESTMENTS GP, INC.
------- ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                     (a)[ ]
                                                                                                                             (b)[ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

         OO
------- ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

------- ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
----------------------------------- ------ --------------------------------------------- -------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER                                                               7,382,917
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
           PERSON WITH

                                    ------ -----------------------------------------------------------------------------------------
                                      8    SHARED VOTING POWER                                                                   -0-

                                    ------ -----------------------------------------------------------------------------------------
                                      9    SOLE DISPOSITIVE POWER                                                          7,382,917

                                    ------ -----------------------------------------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER                                                             -0-

------- ----------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,382,917
------- ----------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                                                          [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.2%
------- ----------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

         CO
------- ----------------------------------------------------------------------------------------------------------------------------


                               Page 3 of 9 Pages

                              SMARTDISK CORPORATION

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock ("Common Stock"), $0.001 par value per share, of SmartDisk Corporation ("SmartDisk"), which has its principal executive offices at 3506 Mercantile Avenue, Naples, Florida 34104.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed on behalf of:

         (1) Phoenix House Investments, LP, a Delaware limited partnership ("Phoenix House"); and

         (2)      Phoenix House Investments GP, Inc., a Delaware corporation
                  ("GP").

         Phoenix House and GP are collectively referred to in this Statement as the "Reporting Persons."

         Phoenix House is an investment company whose primary business is the ownership of investment securities. The address of its principal business and principal office is 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

         GP was organized for the purpose of acting as the general partner of Phoenix House. The address of its principal business and principal office is 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

         The partnership agreement of Phoenix House provides that the management, operation and investment policy (which includes the right to vote and/or power to direct the disposition of securities owned by Phoenix House) of Phoenix House shall be vested exclusively in its general partner, which is GP. Therefore, GP has the power to vote and the power to dispose of the securities reported in this Statement as being owned by Phoenix House.

         Timothy Tomlinson is the sole director and executive officer of GP. Mr. Tomlinson is a partner at the law firm of Tomlinson Zisko Morosoli &Maser LLP and he also serves as a director of SmartDisk. His business address is c/o Tomlinson Zisko Morosoli & Maser LLP, 200 Page Mill Road, Palo Alto, California 94306. Mr. Tomlinson is a U.S. citizen.

         During the last five years, neither Phoenix House nor GP and, to the best of their knowledge, none of their respective executive officers, directors and/or general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),

                               Page 4 of 9 Pages
or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Phoenix House Investments, LLC, the predecessor in interest to Phoenix House, acquired its 7,382,917 shares of Common Stock over time in each case prior to the initial public offering of securities of SmartDisk. Upon the consummation of the transaction described in Item 4 and without the expenditure of any funds or other consideration by Phoenix House, all of the shares of Common Stock owned by Phoenix House Investments, LLC became the property of Phoenix House.

         GP acquired its rights with respect to the Common Stock upon its appointment by Phoenix House as general partner of Phoenix House without the expenditure of any funds or other consideration by GP. The partnership agreement of Phoenix House provides that the management, operation and investment policy (which includes the right to vote and/or power to direct the disposition of securities owned by Phoenix House) of Phoenix House shall be vested exclusively in its general partner.

ITEM 4.  PURPOSE OF TRANSACTION.

         On December 23, 1999, Phoenix House Investments, LLC, the beneficial owner of 7,382,917 shares of Common Stock, filed a certificate of conversion to limited partnership with the Secretary of State of the State of Delaware, the result of which was its conversion from a Delaware limited liability company into a Delaware limited partnership. Pursuant to Delaware law, the rights, privileges, powers and property of an entity that has converted into a limited partnership shall, upon the effective time of the conversion, be vested in, and be the property of, the limited partnership. Therefore, effective as of December 23, 1999, the Shares of Common Stock which were beneficially owned by Phoenix House Investment, LLC are, as a result of the conversion, now beneficially owned by Phoenix House and GP, in its capacity as general partner of Phoenix House. The transaction was consummated for tax planning purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Phoenix House beneficially owns 7,382,917 shares of Common Stock, representing 46.2% of the outstanding shares of Common Stock as of February 1, 2000.

         As a result of its appointment as general partner of Phoenix House, GP may deemed to beneficially own 7,382,917 shares of Common Stock, representing 46.2% of the outstanding shares of Common Stock as of February 2, 2000.

                                Page 5 of 9 Pages

         Timothy Tomlinson beneficially owns 24,084 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock as of December 31, 1999. Mr. Tomlinson may also be deemed the beneficial owner of the 7,382,917 shares of Common Stock owned by Phoenix House as result of his positions as sole executive officer and director of GP. However, Mr. Tomlinson disclaims beneficial ownership of any of the 7,382,917 shares of Common Stock which he may be deemed to beneficially own.

         (b) For information regarding shared vs. sole voting and disposition powers, see Items 7, 8, 9 and 10 on the cover page.

         (c) For information regarding transactions during the last 60 days, see Item 4 above.

         (d) To the best knowledge of the Reporting Persons, no person other than those identified in this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Statement.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 2 and 3 above.

         On May 22, 1998, Phoenix House Investments, LLC entered into an Investors' Rights Agreement which provides Phoenix House the right to request registration by SmartDisk of 7,350,000 shares of its Common Stock at any time following the effective date of the first registration statement for a public offering of the Common Stock. This Investors' Rights Agreement was filed as
Exhibit 10.12 to SmartDisk's Registration Statement on Form S-1 (Registration No. 333-82793) filed on July 14, 1999, and this description of such Investors' Rights Agreement is qualified in its entirety by reference to such Exhibit 10.12, which is incorporated by reference in its entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         Statement of Joint Schedule 13D Filings, dated as of
                           February 2, 2000, among Phoenix House Investments, LP and Phoenix House Investments GP, Inc.**

                                Page 6 of 9 Pages

         Exhibit B         Investors' Rights Agreement dated May 22, 1998 among
                           SmartDisk and each of the investors party thereto is incorporated by reference to Exhibit 10.12 to SmartDisk's Registration Statement on Form S-1
                           (Registration No. 333-82793) filed on July 14, 1999.*

----------------------
*        Previously filed.
**       Filed herewith.

                               Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2000                         PHOENIX HOUSE INVESTMENTS, LP

                                         By: Phoenix House Investments GP, Inc.


                                             By: /S/TIMOTHY TOMLISON
                                                 -------------------------------
                                                 Timothy Tomlinson
                                                 President

                                         PHOENIX HOUSE INVESTMENTS GP, INC.

                                             By: /S/TIMOTHY TOMLISON
                                                 -------------------------------
                                                 Timothy Tomlinson
                                                 President

                                Page 8 of 9 Pages

                                                                       EXHIBIT A

                     STATEMENT OF JOINT SCHEDULE 13D FILINGS

         The undersigned acknowledge and agree that the Statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of SmartDisk Corporation, a Delaware corporation, and any amendments thereto, shall be filed jointly on behalf of each of the undersigned.

February 2, 2000                         PHOENIX HOUSE INVESTMENTS, LP

                                         By: Phoenix House Investments GP, Inc.


                                             By: /S/TIMOTHY TOMLISON
                                                 -------------------------------
                                                 Timothy Tomlinson
                                                 President

                                         PHOENIX HOUSE INVESTMENTS GP, INC.

                                             By: /S/TIMOTHY TOMLISON
                                                 -------------------------------
                                                 Timothy Tomlinson
                                                 President

                                Page 9 of 9 Pages